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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Initial Filing)*

CapitalSource Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

14O55X 10 2

(Cusip Number)

Jay Young, Esq.
Legal Division NC0630
Wachovia Corporation
One Wachovia Center
301 South College Street
30th Floor
Charlotte, North Carolina 28288-0630
(704) 715-2490

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14O55X 10 2

1.	Name of Reporting Person: Wachovia Capital Partners, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
Not applicable.
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,839,082

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 6,839,082

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,839,082

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.8%

14.	Type of Reporting Person (See Instructions): OO

Item 1. Security and Issuer.

     This Statement on Schedule 13D (this “Statement”) relates to the Common Stock, $.01 par value per share (“Common Stock”), of CapitalSource Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4445 Willard Avenue, 12th floor, Chevy Chase, Maryland 20815.

Item 2. Identity and Background.

     This Statement is filed by Wachovia Capital Partners, LLC, a North Carolina limited liability company (“Wachovia Capital Partners” or the “Reporting Person”). Wachovia Capital Partners makes private equity investments. Wachovia Capital Partners is an indirect subsidiary of Wachovia Corporation. The address of the principal business and principal office of Wachovia Capital Partners is 301 South College Street, 12th Floor, Charlotte, North Carolina 28288.

     Certain information regarding the Reporting Person’s manager is set forth in Exhibit 99.1 hereto, which is incorporated by reference herein.

     During the last five years, none of the Reporting Person or any of the individuals or entities described on Exhibit 99.1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Wachovia Capital Partners acquired 7,331,812 shares of Common Stock in connection with the reorganization of CapitalSource Holdings LLC, a Delaware limited liability company (“Holdings”), whereby units of Holdings were exchanged for shares of the Issuer, in conjunction with the initial public offering of shares of the Issuer. In the reorganization, a wholly-owned subsidiary of the Issuer merged with and into Holdings, with Holdings as the surviving entity. The existing holders of units of membership interest in Holdings, including Wachovia Capital Partners, received, on a one-for-one basis, shares of the Issuer in exchange for their units. As a result of this transaction, Holdings is a wholly-owned subsidiary of the Issuer.

Item 4. Purpose of Transaction.

     Wachovia Capital Partners holds its shares of Common Stock for general investment purposes. In connection with the initial public offering of shares of Common Stock of the Issuer, Wachovia Capital Partners sold 492,730 shares of Common Stock for $13.623 per share on or about August 12, 2003. Therefore, as of the date of this filing, Wachovia Capital Partners beneficially owns 6,839,082 shares of Common Stock evidencing approximately 5.8% of the shares of Common Stock outstanding.

     The Reporting Person, or affiliates of the Reporting Person, may from time to time acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with their investment purposes. Additionally, Wachovia Capital Partners may from time to time sell its shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with its investment purpose. However, other than as described in the immediately preceding paragraph, the Reporting Person does not currently have plans to purchase additional shares of Common Stock or plans or proposals which relate to, or would result in (i) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) the sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer’s business or corporate structure, (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association, (ix) a class of the Issuer’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)  Wachovia Capital Partners may be deemed to beneficially own 6,839,082 shares of Common Stock, or approximately 5.8 percent of the outstanding shares of Common Stock of the Issuer. This calculation of percentage ownership is based on 117,526,050 shares of Common Stock outstanding as of June 30, 2003, after giving effect to the initial public offering of the Issuer (and the exercise of the over-allotment option granted by the Issuer to the underwriters in connection therewith), as reported in the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on August 5, 2003.

     To the Reporting Person’s knowledge, none of the individuals listed in Exhibit 99.1 beneficially owns any shares of Common Stock.

     (b)  The following table sets forth, with respect to each Reporting Person, the number of shares of Common Stock as to which such Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition:

			Sole Power	Shared Power
Reporting Person	Sole Voting Power	Shared Voting Power	to Dispose	to Dispose

Wachovia Capital Partners	6,839,082	0	6,839,082	0

     (c)  Except as reported in Item 3 of this Schedule 13D, to the best of the Reporting Person’s knowledge, there have been no transactions effected by the Reporting Person and its affiliates in shares of Common Stock within the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to that certain Underwriting Agreement dated as of August 6, 2003 (the “Underwriting Agreement”) between the Issuer, Credit Suisse First Boston LLC, Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as representatives of the Several Underwriters, and the Selling Stockholders listed therein (including, but not limited to, Wachovia Capital Partners), Wachovia Capital Partners has agreed, subject to the terms and conditions of the Underwriting Agreement, for a period of 180 days after August 6, 2003, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock (other than the sales reported herein), or securities convertible into or exchangeable or exercisable for any shares of Common Stock, or enter into any swap, hedge or other arrangement that transfers the economic consequences of ownership of shares of Common Stock provided, that Wachovia Capital Partners may enter into any private resale of shares of Common Stock so long as its transferees agree to a substantially similar lock-up arrangement. This summary of the lock-up arrangements contained in the Underwriting Agreement is qualified in its entirely by the full terms and conditions of the Underwriting Agreement, a copy of which is incorporated herein by reference.

     Pursuant to the terms of the Amended and Restated Registration Rights Agreement dated August 30, 2002 (the “Registration Rights Agreement”) entered into by the Issuer and certain of its stockholders (including, but not limited to, Wachovia Capital Partners), Wachovia Capital Partners has certain demand and piggy-back registration rights and certain rights to request its shares of Common Stock be included in any registration statements on Form S-3 to be filed by the Issuer. This summary of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions of the Registration Rights Agreement, which is incorporated herein by reference.

     Except for these agreements and any other information disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions or profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     The following will be filed as exhibits hereto:

1.	Certain information regarding the manager of Wachovia Capital Partners, LLC.

2.	Underwriting Agreement dated as of August 6, 2003 between CapitalSource Inc., Credit Suisse First Boston LLC, Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as representatives of the underwriters and the Selling Stockholders listed therein (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-1, as amended, filed by the Issuer with the SEC on June 12, 2003).

3.	Amended and Restated Registration Rights Agreement dated August 30, 2002 between CapitalSource Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1, as amended, filed by the Issuer with the SEC on June 12, 2003).

     Signatures.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 18, 2003

WACHOVIA CAPITAL PARTNERS, LLC

	By:	/s/ Scott B. Perper

Name: Scott B. Perper
Title: Managing Partner

EXHIBIT INDEX

EXHIBIT	TITLE

99.1	Certain information regarding the manager of Wachovia Capital Partners, LLC

99.2	Underwriting Agreement dated as of August 6, 2003 between CapitalSource Inc., Credit Suisse First Boston LLC, Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as representatives of the underwriters and the Selling Stockholders listed therein (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-1, as amended, filed by the Issuer with the SEC on June 12, 2003).

99.3	Amended and Restated Registration Rights Agreement dated August 30, 2002 between CapitalSource Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1, as amended, filed by the Issuer with the SEC on June 12, 2003).